Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179689

29,174,957 Shares of Common Stock

This prospectus relates to the resale of up to 29,174,957 shares of common stock, par value $0.001 per share, of Dune Energy, Inc. (the “common stock”). The common stock offered hereby may be offered for sale from time to time by the selling stockholders named in this prospectus.

The selling stockholders and their permitted transferees may offer and sell the common stock offered hereby from time to time at market prices, in negotiated transactions or otherwise. The timing and amount of any sale are within the sole discretion of the selling stockholders. The selling stockholders may sell the common stock offered hereby directly or through underwriters, brokers or dealers or through a combination of these methods. The selling stockholders will pay commissions or discounts to underwriters, brokers or dealers in amounts to be negotiated prior to the sale. We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. See “Plan of Distribution” on page 19 for more information on this topic.

Our common stock is traded on the OTC Bulletin Board under the symbol “DUNR.” On April 10, 2013, the closing price of our common stock on the bulletin board was $1.94.

Investing in our common stock being offered for resale under this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 4 before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus and incorporated by reference herein. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the common stock being registered in the registration statement of which this prospectus forms a part.

The date of this prospectus is April 11, 2013

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell the securities described in this prospectus in one or more offerings. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus and the information incorporated by reference herein and any prospectus supplement, the related exhibits filed with the SEC, together with the additional information described below under the headings “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and the information incorporated by reference herein. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are not making offers to sell or seeking offers to buy any of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since this date.

Under no circumstances should the delivery to you of this prospectus or any offer or sale made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Dune,” the “Company,” the “Registrant,” “we,” “us,” and “our” mean Dune Energy, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.duneenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This prospectus contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, future results and events and financial performance. All statements made in this prospectus other than statements of historical fact, including statements that address operating performance, events or developments that management expects or anticipates will or may occur in the future, including statements related to revenues, cash flow, profitability, adequacy of funds from operations, statements expressing general optimism about future operating results and non-historical information, are forward looking statements. In particular, the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. These forward-looking statements are subject to certain risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this prospectus. Our actual results, performance or achievements could differ materially from historical results as well as those expressed in, anticipated or implied by these forward-looking statements.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions (including, without limitation, those described herein) and apply only as of the date of this prospectus. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in “Risk Factors” as well as those discussed elsewhere in this prospectus, and the risks discussed in our press releases and other communications to stockholders issued by us from time to time which attempt to advise interested parties of the risks and factors that may affect our business. Except as may be required under the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this prospectus:

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcf. One billion cubic feet of gas.

Bcfe. One billion cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Boe. One barrel of oil equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Btu. British thermal unit. One British thermal unit is the amount of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Developed oil and gas reserves. Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil or gas from an established spot market price to reflect differences in the quality or location of oil or gas.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well or a stratigraphic test well.

Extension well. An extension well is a well drilled to extend the limits of a known reservoir.

Gas. Natural gas.

MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.

Mmbbls. One million barrels of crude oil or other liquid hydrocarbons.

Mmbtu. One million Btus.

Mmcf. One million cubic feet of gas.

MMcfe. One million cubic feet of gas equivalent.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration or production of an oil or gas well or lease.

PV-10. The after tax present value of estimated future cash flow of proved reserves. The calculation is based on current commodity prices and is discounted at 10%.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including without limitation the “Risk Factors” section of this prospectus, and the documents incorporated by reference herein, including our consolidated financial statements and related notes, before making an investment decision. Some of the statements in this prospectus and the documents incorporated by reference herein constitute forward-looking statements. See “Cautionary Notice Regarding Forward-Looking Statements” for more information.

Our Company

Dune Energy, Inc., a Delaware corporation, is an independent energy company based in Houston, Texas. We were formed in 1998 and since May of 2004, we have been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana/Texas Gulf Coast. Our properties cover over 82,000 gross acres across 19 producing oil and natural gas fields.

Our total proved reserves as of December 31, 2012 were 90.1 Bcfe, consisting of 50.6 Bcf of natural gas and 6.6 Mmbbls of oil. The PV-10 of our proved reserves at year end was $260.6 million based on the average of the oil and natural gas sales prices on the first day of each of the twelve months during 2012, which was $91.33 per bbl of oil and $2.76 per mcf of natural gas. During 2012, we added 18.1 Bcfe through extensions and discoveries and produced 5.3 Bcfe. In addition, we experienced a net downward revision of 2.1 Bcfe.

Our Business Strategy

We intend to use our competitive strengths to increase reserves, production and cash flow in order to maximize value for our stockholders. The following are key elements of this strategy:

Grow Through Exploitation, Development and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low-risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcfe basis) competitive with our industry peers. We expect to implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We employ technical advancements, including 3-D seismic data, pre-stack depth and reverse-time migration, to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling, completion and stimulation technology in our wells to enhance recoverability and accelerate cash flows.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserve base coupled with significant exploitation and exploration potential. We will evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost-effective manner.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled “Risk Factors,” beginning on page 4 of this prospectus and discussed in the documents incorporated by reference herein, before investing in our common stock. Risks relating to our business include, among others:

•	We have had operating losses and limited revenues to date.

•	We have substantial capital requirements that, if not met, may hinder our operations.

•	Recent economic conditions in the credit markets may adversely affect our financial condition.

•	Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

•	Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

•	We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

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Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

•	A substantial percentage of our proved reserves consist of undeveloped reserves.

•	Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

•	We may experience difficulty in achieving and managing future growth.

•	Our business may suffer if we lose key personnel.

•	We face strong competition from other natural gas and oil companies.

•	We may not be able to keep pace with technological developments in our industry.

•	Governmental regulation and liability for environmental matters may adversely affect our business, financial condition and results of operations.

General Corporate Information

Our principal offices are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77022. We can be reached by phone at 713-229-6300 and our website address is www.duneenergy.com. Information on our website is not part of this prospectus.

THE OFFERING

The following is a summary of the shares being offered by the selling stockholders:

Common stock offered by selling stockholders	29,174,957 shares

Common stock outstanding as of the date of this Prospectus	59,006,648 shares

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by the selling stockholders.

Offering price	The selling stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

RISK FACTORS

An investment in our common stock is subject to numerous risks, including those listed below and described elsewhere in this prospectus and the documents incorporated by reference herein. You should carefully consider these risks, along with the information provided elsewhere in this prospectus and the documents incorporated by reference herein before investing in the common stock. You could lose all or part of your investment in the common stock.

We have had operating losses and limited revenues to date.

We have operated at a loss each year since inception. Net losses applicable to common stockholders for the fiscal years ended December 31, 2011 and 2012 were $80.6 million and $7.9 million, respectively. Our revenues for the fiscal years ended December 31, 2011 and 2012 were $62.9 million and $52.1 million, respectively. We may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our natural gas and oil exploration and development activities. As a result, we may continue to experience negative cash flow for at least the foreseeable future and cannot predict if or when we might become profitable.

Our New Credit Agreement imposes significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

Our Amended and Restated Credit Agreement (the “New Credit Agreement”) contains covenants that restrict our ability and the ability of certain of our subsidiaries to take various actions, such as:

•	have a leverage ratio of greater than 4.0 to 1.0;

•	have a current ratio of less than 1.0 to 1.0;

•	incur additional debt;

•	make distributions or other restricted payments;

•	make investments;

•	change its business;

•	enter into leases;

•	use the proceeds of loans other than as permitted by the New Credit Agreement;

•	sell receivables;

•	merge or consolidate or sell, transfer, lease or otherwise dispose of its assets;

•	sell properties and terminate hedges in excess of 5% of the borrowing base then in effect;

•	enter into transactions with affiliates of the Company;

•	organize subsidiaries;

•	agree to limit its ability to grant liens or pay dividends;

•	incur gas imbalances or make prepayments;

•	enter into hedge agreements in excess of agreed limits;

•	modify its organizational documents; and

•	engage in certain types of hydrocarbon marketing activities.

The New Credit Agreement also contains other customary covenants that, subject to certain exceptions, include, among other things: maintenance of existence; maintenance of insurance; compliance with laws;

delivery of certain information; maintenance of properties; keeping of books and records; preservation of organizational existence; and further assurances requirements.

The restrictions contained in the New Credit Agreement could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

We have substantial capital requirements that, if not met, may hinder our operations.

We have and expect to continue to have substantial capital needs as a result of our active exploration, development and acquisition programs. We expect that additional external financing will be required in the future to fund our growth. We may not be able to obtain additional financing, and financing under our new credit facility pursuant to the New Credit Agreement may not be available in the future. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, which will in turn negatively affect our business, financial condition, and results of operations.

Recent economic conditions in the credit markets may adversely affect our financial condition.

The disruption experienced in U.S. and global credit markets since the latter half of 2008 has resulted in instability in demand for oil and natural gas, resulting in volatile energy prices, and has affected the availability and cost of capital. In addition, capital and credit markets have experienced unprecedented volatility and disruption and continue to be unpredictable. Given the current levels of market volatility and disruption, the availability of funds from those markets has diminished substantially. Prolonged negative changes in domestic and global economic conditions or disruptions of the financial or credit markets may have a material adverse effect on our results from operations, financial condition and liquidity. At this time, it is unclear whether and to what extent the actions taken by the U.S. government will mitigate the effects of the financial market turmoil. The impact of the current difficult conditions on our ability to obtain, and the cost and terms of, any financing in the future is equally unclear. Any inability to obtain adequate financing under our new credit facility or to fund on acceptable terms could deter or prevent us from meeting our future capital needs to finance our development program, adversely affect the satisfaction or replacement of our debt obligations and result in a deterioration of our financial condition.

Natural gas and oil prices are highly volatile, and lower prices will negatively affect our financial results.

Our revenue, profitability, cash flow, oil and natural gas reserves value, future growth, and ability to borrow funds or obtain additional capital, as well as the carrying value of our properties, are substantially dependent on prevailing prices of natural gas and oil. Historically, the markets for natural gas and oil have been volatile, and those markets are likely to continue to be volatile in the future. It is impossible to predict future natural gas and oil price movements with certainty. Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty, and a variety of additional factors beyond our control. These factors include, but are not limited to:

•	the level of consumer product demand;

•	the domestic and foreign supply of oil and natural gas;

•	overall economic conditions;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuels;

•	political conditions in or affecting oil and natural gas producing regions;

•	the level and price of foreign imports of oil and liquefied natural gas; and

•	the ability of the members of the Organization of Petroleum Exporting Countries and other state controlled oil companies to agree upon and maintain oil price and production controls.

Declines in natural gas and oil prices may materially adversely affect our financial condition, liquidity, and ability to finance planned capital expenditures and results of operations and may reduce the amount of oil and natural gas that we can produce economically.

Drilling for natural gas and oil is a speculative activity and involves numerous risks and substantial and uncertain costs that could adversely affect us.

Our success will be largely dependent upon the success of our drilling program. Our prospects are in various stages of evaluation, ranging from prospects that are ready to drill to prospects that will require substantial additional seismic data processing and interpretation and other types of technical evaluation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Drilling for natural gas and oil involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing, and operating wells is substantial and uncertain, and drilling operations may be curtailed, delayed, or canceled as a result of a variety of factors beyond our control, including:

•	unexpected or adverse drilling conditions;

•	elevated pressure or irregularities in geologic formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs, crews and equipment.

Even if drilled, our completed wells may not produce reserves of natural gas or oil that are economically viable or that meet our earlier estimates of economically recoverable reserves. A productive well may become uneconomic if water or other deleterious substances are encountered, which impair or prevent the production of oil or natural gas from the well. Our overall drilling success rate or our drilling success rate for activity within a particular project area may decline. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources. Because of the risks and uncertainties of our business, our future performance in exploration and drilling may not be comparable to our historical performance.

We depend on successful exploration, development and acquisitions to maintain reserves and revenue in the future.

In general, the volume of production from natural gas and oil properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent that we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent on our level of success in finding or acquiring additional reserves. Additionally, the business of exploring for, developing, or acquiring reserves is capital intensive. Recovery in our reserves, particularly undeveloped reserves, will require significant additional capital expenditures and successful drilling operations. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired. In addition, we are dependent on finding partners for our exploratory activity and to the extent that others in the industry do not have the financial resources or choose not to participate in our exploration activities, we will be adversely affected.

Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could adversely affect our business, results of operations and financial condition.

Further, the present value of future net cash flows from our proved reserves may not be the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on the 12-month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with FASB ASC 932 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

A substantial percentage of our proved reserves consist of undeveloped reserves.

As of the end of our 2012 fiscal year, approximately 44% of our proved reserves were classified as proved undeveloped reserves. These reserves may not ultimately be developed or produced. As a result, we may not find commercially viable quantities of oil and natural gas, which in turn may have a material adverse effect on our results of operations.

Seismic studies do not guarantee that hydrocarbons are present or, if present, will produce in economic quantities.

We rely on seismic studies to assist us with assessing prospective drilling opportunities on our properties, as well as on properties that we may acquire. Such seismic studies are merely an interpretive tool and do not necessarily guarantee that hydrocarbons are present or if present will produce in economic quantities.

We may experience difficulty in achieving and managing future growth.

Future growth may place strains on our resources and cause us to rely more on project partners and independent contractors, possibly negatively affecting our financial condition and results of operations. Our ability to grow will depend on a number of factors, including, but not limited to:

•	our ability to obtain leases or options on properties for which we have 3-D seismic data;

•	our ability to acquire additional 3-D seismic data;

•	our ability to identify and acquire new exploratory prospects;

•	our ability to develop existing prospects;

•	our ability to continue to retain and attract skilled personnel;

•	our ability to maintain or enter into new relationships with project partners and independent contractors;

•	the results of our drilling program;

•	hydrocarbon prices; and

•	our access to capital.

We may not be successful in upgrading our technical, operations, and administrative resources or in increasing our ability to internally provide certain of the services currently provided by outside sources, and we may not be able to maintain or enter into new relationships with project partners and independent contractors. Our inability to achieve or manage growth may adversely affect our financial condition and results of operations.

Our business may suffer if we lose key personnel.

We depend to a large extent on the services of certain key management personnel, including James A. Watt, our President and Chief Executive Officer, Frank T. Smith, Jr., our Senior Vice President and Chief Financial Officer, and our other executive officers and key employees. The loss of Mr. Watt, Mr. Smith or other key management personnel could have a material adverse effect on our business, financial condition and results of operations. These individuals have extensive experience and expertise in evaluating and analyzing producing oil and natural gas properties and drilling prospects, maximizing production from oil and natural gas properties, marketing oil and natural gas production and developing and executing financing and hedging strategies. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to employ and retain skilled technical personnel.

We face strong competition from other natural gas and oil companies.

We encounter competition from other natural gas and oil companies in all areas of our operations, including the acquisition of exploratory prospects and proved properties. Our competitors include major integrated natural gas and oil companies and numerous independent natural gas and oil companies, individuals, and drilling and income programs. Many of our competitors are large, well-established companies that have been engaged in the natural gas and oil business much longer than we have and possess substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for exploratory projects and productive natural gas and oil properties and may be able to define, evaluate, bid for, and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may be able to expend greater resources on the existing and changing technologies that we believe are and will be increasingly important to attaining success in the industry. We may not be able to conduct our operations, evaluate, and select suitable properties and consummate transactions successfully in this highly competitive environment.

We may not be able to keep pace with technological developments in our industry.

The natural gas and oil industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As others use or develop new technologies, we may be placed at a competitive disadvantage or competitive pressures may force us to implement those new technologies at substantial costs. In addition, other natural gas and oil companies may have greater financial, technical, and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If one or more of the technologies we use now or in the future were to become obsolete or if we are unable to use the most advanced commercially available technology, our business, financial condition, and results of operations could be materially adversely affected.

Governmental regulation and liability for environmental matters may adversely affect our business, financial condition and results of operations.

Natural gas and oil operations are subject to various federal, state and local government regulations that may change from time to time. Matters subject to regulation include discharge permits for drilling operations, plug and abandonment bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas and oil wells below actual production capacity in order to conserve supplies of natural gas and oil. Other federal, state and local laws and regulations relating primarily to the protection of human health and the environment apply to the development, production, handling, storage, transportation and disposal of natural gas and oil, by-products thereof and other substances and materials produced or used in connection with natural gas and oil operations. In addition, we may be liable for environmental damages caused by previous owners of property we purchase or lease. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and natural gas related products. As a result, we may incur substantial liabilities to third parties or governmental entities and may be required to incur substantial remediation costs. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted. Compliance with existing, new or modified laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Certain federal income tax deductions currently available with respect to oil and natural gas drilling and development may be eliminated as a result of future legislation.

President Obama’s Fiscal Year 2013 Budget includes proposals that would, if enacted into law, make significant changes to United States tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities and (iv) increasing the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development, and any such change could increase our tax liability and negatively impact our financial results.

We may not have enough insurance to cover all of the risks we face and operators of prospects in which we participate may not maintain or may fail to obtain adequate insurance.

In accordance with customary industry practices, we maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We do not carry business interruption insurance. We may elect not to carry insurance if our management believes that the cost of available insurance is excessive relative to the risks presented. In addition, we cannot insure fully against pollution and environmental risks. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations. The impact of hurricanes in the areas where we operate has resulted in escalating insurance costs and less favorable coverage terms.

Oil and natural gas operations are subject to particular hazards incident to the drilling and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires and pollution and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operation. We do not operate all of the properties in which we have an interest. In the projects in which we own a non-operating interest directly, the operator for the prospect maintains insurance of various types to cover our operations with policy limits and retention liability customary in the industry. We believe the coverage and types of insurance are adequate. The occurrence of a significant adverse event that is not fully covered by insurance could result in the loss of our total investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

The financial condition of our operators could negatively impact our ability to collect revenues from operations.

We operate the majority of the properties in which we have working interests. In the event that an operator of our remaining properties experiences financial difficulties, this may negatively impact our ability to receive payments for our share of net production to which we are entitled under our contractual arrangements with such operator. While we seek to minimize such risk by structuring our contractual arrangements to provide for production payments to be made directly to us by first purchasers of the hydrocarbons, there can be no assurances that we can do so in all situations covering our non-operated properties.

We may hedge the price risks associated with our production. Our hedge transactions may result in our making cash payments or prevent us from benefiting to the fullest extent possible from increases in prices for natural gas and oil.

Because natural gas and oil prices are unstable, we may enter into price-risk-management transactions such as swaps, collars, futures and options to reduce our exposure to price declines associated with a portion of our natural gas and oil production and thereby achieve a more predictable cash flow. The use of these arrangements will limit our ability to benefit from increases in the prices of natural gas and oil. In addition, our hedging arrangements may apply only to a portion of our production, thereby providing only partial protection against declines in natural gas and oil prices. These arrangements could expose us to the risk of financial loss in certain circumstances, including instances in which production is less than expected, our customers fail to purchase contracted quantities of natural gas and oil or a sudden, unexpected event materially adversely impacts natural gas or oil prices.

If oil and natural gas prices decrease, we may be required to take write-downs of the carrying values of our oil and natural gas properties.

Certain accounting rules may require us to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. Once incurred, a write-down of our oil and natural gas properties is not reversible at a later date. Any write-down would constitute a non-cash charge to earnings and could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Our producing properties are located in regions that make us vulnerable to risks associated with operating in one major contiguous geographic area, including, but not limited to, the risk of damage or business interruptions from hurricanes.

Our properties are located onshore and in state waters along the Texas and Louisiana Gulf Coast region of the United States. As a result of this geographic concentration, we are disproportionately affected by any delays or interruptions in production or transportation in these areas caused by governmental regulation, transportation capacity constraints, natural disasters, regional price fluctuations or other factors. This is particularly true of our inland water drilling and offshore operations, which are susceptible to hurricanes and other tropical weather disturbances. Such disturbances have in the past and will in the future have any or all of the following adverse effects on our business:

•	interruptions to our operations as we suspend production in advance of an approaching storm;

•	damage to our facilities and equipment, including damage that disrupts or delays our production;

•	disruption to the transportation systems we rely upon to deliver our products to our customers; and

•	damage to or disruption of our customers’ facilities that prevents us from taking delivery of our products.

Our identified drilling locations are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. These scheduled drilling locations represent a significant component of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including oil and natural gas prices, the availability of capital, costs, drilling results, regulatory approvals and other factors. Because of these uncertainties, we do not know if the potential drilling locations we have identified will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may materially differ from those presently identified, which could adversely affect our business.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of our reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of transport vessels, gathering systems, pipelines and processing facilities owned and operated by third parties under interruptible or short-term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or the inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells unless and until we made arrangements for delivery of their production to market.

Terrorist attacks aimed at our energy operations could adversely affect our business.

The continued threat of terrorism and the impact of military and other government action have led and may lead to further increased volatility in prices for oil and natural gas and could affect these commodity markets or the financial markets used by us. In addition, the U.S. government has issued warnings that energy assets may be a future target of terrorist organizations. These developments have subjected our oil and natural gas operations to increased risks. Any future terrorist attack on our facilities, those of our customers, the infrastructure we depend on for transportation of our products, and, in some cases, those of other energy companies, could have a material adverse effect on our business.

The market price of our common stock may be volatile.

The trading price of our common stock and the price at which we may sell common stock in the future could be subject to large fluctuations in response to a variety of events or conditions, including, but not limited to, any of the following:

•	limited trading volume in our common stock;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general financial market conditions;

•	the prices of natural gas and oil;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds; and

•	changes in government regulations.

We do not intend to pay dividends on our common stock and our ability to pay dividends on our common stock is restricted.

We have not historically paid a dividend on our common stock, cash or otherwise, and do not intend to do so in the foreseeable future. We are currently restricted from paying dividends on our common stock by our Senior Secured Notes Indenture dated December 22, 2011 and by our New Credit Agreement. Any future dividends also may be restricted by our then-existing debt agreements.

Provisions of Delaware law and our charter and bylaws may delay or prevent transactions that would benefit stockholders.

Our certificate of incorporation and bylaws and the Delaware General Corporation Law, (the “DGCL”), contain provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. These provisions, among other things, authorize the Company’s board of directors to set the terms of preferred stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by our board of directors.

Substantial sales of our common stock could adversely affect our stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock by introducing a large number of sellers to the market. As of April 11, 2013, the selling stockholders named under “Selling Security Holders” and their affiliates own approximately 74% of our common stock and may sell all or a portion of our common stock held by such Selling Security Holders (including sales by way of this prospectus and the registration statement of which it forms a part or otherwise). Such sales could cause the market price of common stock to decline. We cannot predict whether future sales of our common stock, or the availability of our common stock for sale, will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

We may issue shares of preferred stock that could adversely affect holders of shares of our common stock.

Our board of directors is authorized to issue additional classes or series of shares of preferred stock without any action on the part of the holders of our common stock, subject to the limitations of our certificate of incorporation and the DGCL. Our board of directors also has the power, without approval of the holders of the shares of our common stock and subject to the terms of our certificate of incorporation and the DGCL, to set the terms of any such classes or series of shares of preferred stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of preferred stock in the future that have a preference over shares of our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of preferred stock with voting rights that dilute the voting power of shares of our common stock, the rights of holders of shares of our common stock or the trading price of shares of our common stock could be adversely affected.

OUR COMPANY

Overview

Dune Energy, Inc., a Delaware corporation, is an independent energy company based in Houston, Texas. We were formed in 1998 and since May of 2004, we have been engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana/Texas Gulf Coast. Our properties cover over 82,000 gross acres across 19 producing oil and natural gas fields.

Detailed Business Information

For detailed information about our business and properties, please see the documents incorporated by reference in this prospects, as listed on page 24.

Our Business Strategy

We intend to use our competitive strengths to increase reserves, production and cash flow in order to maximize value for our stockholders. The following are key elements of this strategy:

Grow Through Exploitation, Development and Exploration of Our Properties. Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our properties and acreage position will allow us to grow organically through low-risk drilling in the near term, as this property set continues to present attractive opportunities to expand our reserve base through workovers and recompletions, field extensions, delineating deeper formations within existing fields and higher risk/higher reward exploratory drilling. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

Actively Manage the Risks and Rewards of Our Drilling Program. Our strategy is to increase our oil and natural gas reserves and production while keeping our finding and development costs and operating costs (on a per Mcfe basis) competitive with our industry peers. We expect to implement this strategy through drilling exploratory and development wells from our inventory of available prospects that we have evaluated for geologic and mechanical risk and future reserve or resource potential. Our drilling program will contain some higher risk/higher reserve potential opportunities as well as some lower risk/lower reserve potential opportunities in order to achieve a balanced program of reserve and production growth.

Maintain and Utilize State of the Art Technological Expertise. We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We employ technical advancements, including 3-D seismic data, pre-stack depth and reverse-time migration, to identify and exploit new opportunities in our asset base. We also employ the latest directional drilling, completion and stimulation technology in our wells to enhance recoverability and accelerate cash flows.

Pursue Opportunistic Acquisitions of Underdeveloped Properties. We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas and require a minimum of initial upfront capital. We are also seeking to acquire operational control of properties that we believe have a solid proved reserve base coupled with significant exploitation and exploration potential. We will evaluate acquisition opportunities that we believe will further enhance our operations and reserves in a cost-effective manner.

Offices

Our headquarters are located at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002. Our telephone number is (713) 229-6300.

USE OF PROCEEDS

The common stock to be offered and sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of the common stock by the selling stockholders.

PRIVATE PLACEMENT OF COMMON STOCK

On December 21, 2012, we issued 18,749,997 shares of our common stock in the amounts and to the parties identified below (the “Investors”), pursuant to a Stock Purchase Agreement (collectively the “Stock Purchase Agreements” and such transaction the “Financing”) between the company and each such stockholder, resulting in gross proceeds to the company of $30,000,000 (the “Initial Closing”). Upon our election, and subject to our meeting certain performance objectives, we may conduct two additional closings with the Investors prior to December 31, 2013 (each a “Subsequent Closing”). In each Subsequent Closing, we will issue up to 6,250,000 shares of our common stock at a purchase price of $1.60 per share or a total purchase price of up to $10,000,000. The Investors may also elect to require us to conduct a closing in which we will issue the remaining shares to be issued in the Financing, upon the occurrence of certain events specified in the Stock Purchase Agreements.

Purchaser	Number of Shares Purchased
Simplon Partners, L.P.	196,965
Simplon International Limited	482,226
Highbridge International, LLC	1,034,705
West Face Long Term Opportunities Global Master L.P.	2,980,550
BlueMountain Distressed Master Fund L.P.	822,314
BlueMountain Long/Short Credit Master Fund L.P.	930,563
AAI BlueMountain Fund PLC	66,606
Blue Mountain Credit Alternatives Master Fund L.P.	953,573
BlueMountain Timberline Ltd.	841,390
BlueMountain Kicking Horse Fund L.P.	2,378
BlueMountain Strategic Credit Master Fund L.P.	126,985
BlueMountain Credit Opportunities Master Fund I L.P.	383,245
Zell Credit Opportunities Side Fund, L.P.	1,268,542
Whitebox Multi-Strategy Partners, LP	442,487
Pandora Select Partners, LP	187,750
Whitebox Credit Arbitrage Partners, LP	462,738
TPG Opportunity Fund I, L.P.	1,866,320
TPG Opportunity Fund III, L.P.	799,852
Mardi Gras Ltd.	689,986
High Ridge Ltd.	3,976,068
Strategic Value Special Situation Fund, L.P.	234,754

SELLING SECURITY HOLDERS

The following table sets forth certain information, as of April 11, 2013 unless otherwise noted, regarding the selling stockholders. All information in the following table and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations.

On December 22, 2011, the Company completed a financial restructuring that included the exchange of $297,012,000 aggregate principal amount of the Company’s then outstanding 10.5% Senior Secured Notes due 2012 for, among other things, shares of its newly issued common stock constituting approximately 97.2% of the common stock on a post-restructuring basis. As a part of the restructuring, the Company also mandatorily converted all shares of its then outstanding 10% Senior Redeemable Convertible Preferred Stock for, among other things, shares of the Company’s common stock constituting approximately 1.5% of the common stock on a post-restructuring basis. To the Company’s knowledge, the selling stockholders acquired the shares listed below that are being offered pursuant to this Prospectus in connection with the exchange of the Company’s 10.5% Senior Secured Notes due 2012 for shares of common stock and in connection with the mandatory conversion of the Company’s 10% Senior Redeemable Convertible Preferred Stock.

Percentage ownership of common stock is based on 59,006,648 shares of our common stock outstanding as of April 11, 2013.

Next to the name of each selling stockholder listed below, we have set forth in a footnote the name of the natural person or persons who have the power to exercise voting and/or investment power over the shares owned by such selling stockholder. Each selling stockholder that is an affiliate of a registered broker-dealer, has represented to us, among other things, that (i) it acquired the securities to be resold under the registration statement of which this prospectus is a part in the ordinary course of business and (ii) it does not have any agreements, understandings or arrangements with any persons, either directly or indirectly, to dispose of such securities. The selling stockholders have not had any material relationship with us within the past three years except for (i) the ownership of the shares of common stock and (ii) certain matters related to Stephen P. Kovacs, a former director of the company. On September 10, 2012, Stephen P. Kovacs, commenced employment with Strategic Value Partners, LLC, an affiliate of Mardi Gras Ltd., High Ridge Ltd. and Strategic Value Special Situation Fund, L.P. as a Managing Director. At that time, Mr. Kovacs resigned from the company’s Audit Committee. Mr. Kovacs did not participate in the meetings or negotiations related to the Financing. Mr. Kovacs resigned from the company’s board of directors on January 8, 2013.

The number of shares of common stock that may actually be sold by each selling stockholder will be determined by such selling stockholder. The selling stockholders listed below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of its shares of common stock since the date as of which the information in the table is presented.

The registration under the Securities Act pursuant to the registration statement that includes this prospectus does not mean that a selling stockholder identified below will sell or otherwise dispose of all or any of these securities. In addition, the selling stockholders may have sold, transferred or disposed of all or a portion of its shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional stockholders notify us of their intent to use this prospectus to dispose of the shares of our common stock, we may file a prospectus supplement to include those additional stockholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list shares of our common stock previously proposed to be sold by the additional stockholders’ transferors.

Name of Selling Security Holders	Number of Shares of Common Stock Owned on April 11, 2013	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares and Percentage of Common Stock Owned After Offering (1)
West Face Long Term Opportunities Global Master L.P. (2)	8,909,791	5,929,241	2,980,550
			(5.05%)
TPG Opportunity Fund I, L.P. (3)	5,579,012	3,712,692	1,866,320
			(3.16%)
TPG Opportunity Fund III, L.P. (4)	2,391,006	1,591,154	799,852
			(1.36%)
Strategic Value Special Situations Fund, L.P. (5)	730,742	495,988	234,754
			(0.40%)
Mardi Gras Ltd. (6)	2,147,785	1,457,799	689,986
			(1.17%)
High Ridge Ltd. (7)	11,771,513	7,795,445	3,976,068
			(6.74%)
BlueMountain Distressed Master Fund L.P. (8)	2,458,152	1,635,838	822,314
			(1.39%)
BlueMountain Long/Short Credit Master Fund L.P. (9)	2,781,742	1,851,179	930,563
			(1.58%)
BlueMountain Strategic Credit Master Fund L.P. (10)	379,597	252,612	126,985
			(0.22%)
BlueMountain Timberline Ltd. (11)	2,515,176	1,673,786	841,390
			1.43%
Blue Mountain Credit Alternatives Master Fund L.P. (12)	2,850,528	1,896,955	953,573
			(1.62%)
BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC (13)	199,106	119,875	79,231
			(0.13%)
BlueMountain Credit Opportunities Master Fund I L.P. (14)	1,145,638	762,393	383,245
			(0.65%)

(1)	Assumes sale of all common stock registered hereby.
(2)	The address of West Face Long Term Opportunities Global Master L.P. is c/o West Face Capital Inc., 810-2 Bloor Street East, Box #85, Toronto, Ontario M4W 1A8. West Face Capital Inc. (“West Face Capital”), which is the Advisor to West Face Long Term Opportunities Global Master L.P. (“Global Master Fund”), exercises voting and dispositive power over the securities held by Global Master Fund. Voting and investment decisions of West Face Capital are made by its Co-Chief Investment Officers, Gregory Boland and Peter Fraser, each of whom disclaims beneficial ownership of any shares held by Global Master Fund.
(3)	The address of TPG Opportunity Fund I, L.P. (“Opportunity I”) is 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102. Opportunity I’s general partner is TPG Opportunities Advisors, Inc., a Delaware corporation (“Opportunities Advisors”). David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the shares held by Opportunity I. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by Opportunity I except to the extent of their pecuniary interest therein. The address of Opportunities Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(4)	The address of TPG Opportunity Fund III, L.P. (“Opportunity III”) is 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102. Opportunity III’s general partner is Opportunities Advisors. David Bonderman and James G. Coulter are officers, directors and sole shareholders of Opportunities Advisors and therefore may be deemed to beneficially own the shares held by Opportunity III. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by Opportunity III except to the extent of their pecuniary interest therein. The address of Opportunities Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(5)	The address of Strategic Value Special Situations Fund, L.P. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Victor Khosla, the Chief Investment Officer of Strategic Value Partners, LLC, indirectly exercises voting and dispositive power over the securities held by Strategic Value Special Situations Fund L.P. Mr. Khosla disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(6)	The address of Mardi Gras Ltd. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Victor Khosla, the Chief Investment Officer of Strategic Value Partners, LLC, indirectly exercises voting and dispositive power over the securities held by Mardi Gras Ltd. Mr. Khosla disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(7)	The address of High Ridge Ltd. is c/o Strategic Value Partners, LLC, 100 West Putnam Avenue, Greenwich, CT 06830. Victor Khosla, the Chief Investment Officer of Strategic Value Partners, LLC, indirectly exercises voting and dispositive power over the securities held by High Ridge Ltd. Mr. Khosla disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(8)	The address of BlueMountain Distressed Master Fund L.P. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Distressed Master Fund L.P.
(9)	The address of BlueMountain Long/Short Credit Master Fund L.P. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Long/Short Credit Master Fund L.P.
(10)	The address of BlueMountain Strategic Credit Master Fund L.P. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Strategic Credit Master Fund L.P.
(11)	The address of BlueMountain Timberline Ltd. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Timberline Ltd.
(12)	The address of Blue Mountain Credit Alternatives Master Fund L.P. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by Blue Mountain Credit Alternatives Master Fund L.P.
(13)	The address of BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC is c/o BlueMountain Capital Management, LLC, 280 Park Avenue, 5th Floor East, New York, NY 10017. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Long/Short Credit and Distressed Reflection Fund, a sub-fund of AAI BlueMountain Fund PLC.
(14)	The address of BlueMountain Credit Opportunities Master Fund I L.P. is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Ethan Auerbach, Andrew Feldstein and Derek Smith exercise voting and dispositive power over the securities held by BlueMountain Credit Opportunities Master Fund I L.P.

PLAN OF DISTRIBUTION

We are registering for resale a total of up to 29,174,957 shares of our common stock.

All costs, expenses and fees in connection with the registration of the common stock offered for resale under this prospectus will be borne by us. Underwriting discounts or commissions or agents’ commissions and professional fees, if any, attributable to the sale of shares of the common stock offered hereby will be borne by the selling stockholder using this prospectus.

A selling stockholder may sell the common stock offered hereby directly or through brokers, dealers or underwriters who may act solely as agents or may acquire the common stock as principals. The selling stockholders may distribute the common stock offered hereby in one or more of the following methods:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (whether such options are listed on an options exchange or otherwise);

•	through ordinary brokerage transactions and transactions in which such broker-dealer solicits purchasers;

•	through block trades in which a broker-dealer will attempt to sell the common stock as agent but may position and resell a portion of such block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of such applicable exchange;

•	in privately negotiated transactions;

•	through short sales;

•	in transactions in which broker-dealers may agree with such selling stockholder to sell a specified number of such common stock at a stipulated price per share;

•	as a distribution to such selling stockholder’s partners, members, or equity owners;

•	through a combination of these methods of sale; or

•	any other methods permitted pursuant to applicable law.

The selling stockholders will not be restricted as to the price or prices at which they may sell their shares of common stock covered by this prospectus and any sales may be made at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices or at varying prices determined at the time of the sale.

The term “selling stockholder” includes donees, pledgees, transferees, or other successors-in-interest selling securities received from the named selling stockholder as a gift, pledge, stockholder distribution or other non-sale related transfer after the date of this prospectus.

In connection with sales of the common stock, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholder effects such transactions by selling shares common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal. Any such discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock they own. If a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer or agent participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed, to any such broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealer or agent, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Direct Sales, Agents, Dealers and Underwriters

The selling stockholders or their transferees may effect transactions by selling the shares of common stock in any of the following ways:

•	directly to purchasers; or

•	to or through agents, dealers or underwriters designated from time to time.

Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

Regulation M

The selling stockholders and any other persons participating in the sale or distribution of the shares are subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchase and sales of any of the shares by, the selling stockholder or any other such person. Furthermore, under Regulation M persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Supplements

To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, any new selling stockholders, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.

State Securities Law

Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses

We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any.

In the event of a material change in the plan of distribution disclosed in this prospectus, the selling stockholders will not be able to effect transactions in the shares pursuant to this prospectus until such time as a post-effective amendment to the registration statement is filed with and declared effective by the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. This summary is not intended to be a complete description of our capital stock, and it is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. For more information, please review our Amended and Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws.

General

Our authorized capital stock consists of 4,200,000,000 shares of common stock, $.001 par value per share and 1,000,000 shares of preferred stock, $.001 par value per share. No preferred shares are designated and outstanding as of the date of this prospectus.

Common Stock

As of April 11, 2013, there were 59,006,648 shares of our common stock outstanding, which were held by an estimated 288 record owners. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to the right of holders of any preferred stock then outstanding, holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no non-contractual preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our board of directors may, without stockholder approval, issue preferred stock from time to time as shares of one or more classes or series. Subject to the provisions of our Amended and Restated Certificate of Incorporation and limitations prescribed by law, the board of directors is expressly authorized to issue the shares, fix the number of shares, change the number of shares constituting any series, and provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders and subject to the terms of our preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of our Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of common stock.

Delaware Anti-Takeover Law

The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the time the person became an interested stockholder unless:

•

prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned a least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The application of Section 203 may limit the ability of our stockholders to approve a transaction that they may deem to be in their interests. Under Section 203, a “business combination” generally includes a merger, asset or stock sale, or other similar transaction with an interested stockholder, and an “interested stockholder” is generally a person who, together with its affiliates and associates, owns or, in the case of affiliates or associates of the corporation, owned 15% or more of a corporation’s outstanding voting securities within three years prior to the determination of interested stockholder status.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus certain information that we file with it, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act):

•	our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on March 23, 2012;

•	our Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 8, 2013;

•	our Definitive Proxy Statement on Schedule 14A filed on April 25, 2012;

•

our Current Reports on Form 8-K filed on January 13, 2012; January 23, 2012; January 30, 2012; March 6, 2012, as amended by the Form 8-K/A filed on April 20, 2012; March 29, 2012; May 3, 2012; June 5, 2012; August 1, 2012; August 9, 2012; September 25, 2012; September 27, 2012; November 20, 2012; December 24, 2012; December 27, 2012; January 9, 2013; January 16, 2013; March 8, 2013; and April 3, 2013.

We will provide copy of any of these filings at no cost upon your written request directed to Dune Energy, Inc., Two Shell Plaza, 777 Walker Street, Suite 2300, Houston Texas, 77002, Attention: Investor Relations or upon your oral request made by calling our Investor Relations department at (713) 229-6300.

We also make available free of charge on our internet website at http://www.duneenergy.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus have been passed upon by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The financial statements of Dune at December 31, 2012, 2011 and 2010 and accompanying footnotes incorporated by reference in this prospectus and registration statement have been audited by MaloneBailey, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are incorporated in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

Certain estimates of net total oil and natural gas reserves and the PV-10 value of such reserves as of December 31, 2012 incorporated by reference in this prospectus were developed by the Company based, in part, upon a reserve report dated July 30, 2012, prepared by DeGolyer and MacNaughton, an independent petroleum engineering firm.